National Bank Holdings Corporation

5570 DTC Parkway

Greenwood Village, Colorado 80111

September 24, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	National Bank Holdings Corporation request to withdraw Registration Statement on Form S-1, File No. 333-180501

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), National Bank Holdings Corporation, a Delaware corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1, originally filed March 30, 2012 (File No. 333-180501) (together with all amendments and exhibit thereto, collectively, the “Registration Statement”).

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a) under the Securities Act. Please note that the Registration Statement was not declared effective by the Commission, and no securities of the Company were sold pursuant to the Registration Statement. In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant or its affiliates.

Please provide David E. Shapiro or Mark F. Veblen of Wachtell, Lipton, Rosen & Katz, our outside counsel, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Messrs. Shapiro’s and Veblen’s facsimile number is (212) 403-2000. If you have any questions regarding this application for withdrawal, please call Mr. Shapiro at (212) 403-1314 or Mr. Veblen and (212) 403-1396.

[Signature page follows.]

Sincerely,

/s/ Mark W. Yonkman

Mark W. Yonkman

Executive Vice President, General

Counsel and Secretary

cc:	G. Timothy Laney, National Bank Holdings Corporation
David E. Shaprio and Mark F. Veblen, Wachtell, Lipton, Rosen & Katz